Exhibit 99.(a)(xxviii)

LORD ABBETT SECURITIES TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated February 26, 1993 (the “Declaration”), do hereby agree, pursuant to Section 5.3 of the Declaration, to change the name of Lord Abbett Micro-Cap Value Fund to “Lord Abbett Focused Small Cap Value Fund.”

Furthermore, the undersigned, being at least a majority of the Trustees of the Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated February 26, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, new classes of shares for the abovementioned Lord Abbett Focused Small Cap Value Fund; such new classes to be designated Classes A, C, F, F3, I, R2, R3, R4, R5 and R6. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such classes shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration and shall be effective July 1, 2019.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 3rd day of April, 2019.

/s/ Douglas B. Sieg	/s/ James M. McTaggart
Douglas B. Sieg	James M. McTaggart

/s/ Eric C. Fast	/s/ Karla M. Rabusch
Eric C. Fast	Karla M. Rabusch

/s/ Evelyn E. Guernsey	/s/ Mark A. Schmid
Evelyn E. Guernsey	Mark A. Schmid

/s/ Julie A. Hill	/s/ James L.L. Tullis
Julie A. Hill	James L.L. Tullis

/s/ Kathleen M. Lutito
Kathleen M. Lutito